Exhibit to Accompany
Item 77J
Form N-SAR

Frontegra Funds, Inc.
( the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP 93 - 2) "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment
Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains).

Accordingly, at October 31, 1998, reclassifications were recorded to decrease accumulated net investment income by $3,324, increase accumulated net realized gains on investments by $7,246 and decrease paid in capital by $3,922 for the Total Return Bond Fund; to decrease accumulated net investment income by $2,974, decrease accumulated net realized losses on investments by $6,926 and decrease paid in capital by $3,952 for the Opportunity Fund; and to increase accumulated net investment income and decrease paid in capital by $1,327 for the Growth Fund.

These reclassifications have no impact on the net asset value of the Fund and are designed to present the Fund's capital accounts on a tax basis.